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                             June 26, 2024

       Marc T. Pangburn
       Chief Financial Officer and Executive Vice President
       Hannon Armstrong Sustainable Infrastructure Capital, Inc.
       One Park Place
       Suite 200
       Annapolis, Maryland 21401

                                                        Re: Hannon Armstrong
Sustainable Infrastructure Capital, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Filed February 16,
2024
                                                            File No. 001-35877

       Dear Marc T. Pangburn:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed February 16, 2024

       Non-GAAP financial measures
       Adjusted cash from operations plus other portfolio collections, page 62

   1. We note your reconciliation of net cash provided by operation activities to adjusted cash flow from operations
and other portfolio collection includes a measure titled cash available for
reinvestment. Please revise future filings to identify such measure as a non-
                                                        GAAP financial measure
and disclose information as to its usefulness and how
                                                        management utilizes
such measure. Reference is made to paragraph (e)(i)(C) and (D) of
                                                        Item 10 of Regulation
S-K.
       Notes to consolidated financial statements
       6. Our portfolio
       Equity method investments, page 99
 Marc T. Pangburn
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
June 26, 2024
Page 2
2. For each equity method investment, please tell us and disclose in future filings, the name of each investee and percentage of ownership. Reference is made to disclosure guidance in paragraph 323-10-50-3 of the Accounting Standards Codification.
8. Long-term debt
Interest rate swaps, page 108

3. We note your interest rate swaps that are designated and qualify as cash flow hedges of interest rate risks associated with your floating-rate loans. Please tell us and/or revise future filings to ensure your disclosures comply with all requirements outlined within
         Section 815-30-50 of the Accounting Standards Codification. For example, we could not locate disclosures related to the estimated net amount of the existing gains or losses that is reported in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameMarc T. Pangburn                   Sincerely,
Comapany NameHannon Armstrong Sustainable Infrastructure Capital, Inc.
                                                     Division of Corporation
Finance
June 26, 2024 Page 2                                 Office of Real Estate &
Construction
FirstName LastName